THE HACKETT GROUP, INC.

1001 Brickell Bay Drive, Suite 3000

Miami, Florida 33131

December 7, 2017

Via Email and EDGAR

Mr. Mark A. Rakip

Division of Corporation Finance

Securities and Exchange Commission

Mail Stop 3233

100 F Street, N.E.

Washington, D.C. 20549

Re:	The Hackett Group, Inc.

Form 10-K for the fiscal year ended December 30, 2016

File No. 333-48123

SEC Comment Letter dated October 31, 2017

Dear Mr. Rakip,

On behalf of The Hackett Group, Inc. (the “Company”), set forth below is the response to your comment letter dated October 31, 2017, relating to the Company’s Form 10-K for the fiscal year ended December 30, 2016, filed with the Securities and Exchange Commission (the “SEC”) on March 10, 2017 (the “Form 10-K”).

The responses are keyed to correspond to the numbered paragraphs in your comment letter, which have been retyped herein in bold for ease of reference.

Form 10-K for the fiscal year ended December 30, 2016

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Comparison of 2016 to 2015, page 23

1.	You disclose your results on a constant currency basis which appear to be non-GAAP financial measures. In future periodic filings, please describe the process for calculating the currency effects, including which period’s exchange rate is used. Also provide such disclosure in your interim periodic filings and quarterly earnings announcements.

Response to Comment 1:

We agree with the Staff that a financial measure presented on a constant currency basis would be a non-GAAP financial measure. However, the disclosure we present in our

Form 10-K is not a financial measure, but rather an explanation of the impact of foreign currency on our GAAP results compared to the prior period GAAP results.

In our Form 10-K, we explained the impact of foreign currency exchange rate fluctuations on revenue by showing the percentage change on an actual basis and also on a constant currency basis. We did not create a stand-alone numerical measure within the meaning of Regulation G and Item 10(e) of Regulation S-K. For example, we do not present an adjusted revenue metric which excludes or includes amounts (or is adjusted to have the effect of including or excluding amounts) from revenue. Rather, we simply disclose how much of the change from prior period revenue was due to foreign currency exchange rates. Therefore, we do not believe it is necessary to label this explanation as a non-GAAP financial measure.

We respectfully acknowledge your request that we describe the process for calculating the percentage change on a constant currency basis, including which period’s exchange rate is used, and will add such disclosure in future filings and quarterly earnings announcements.

2.	Please explain why you believe it is appropriate to use a normalized long-term cash tax rate of 30% to calculate Adjusted non-GAAP net income. In your response, tell us how you concluded such assumption is a reasonable estimate given the effective tax rate on your GAAP Net income for the past two fiscal year-ends has exceeded 35%. In addition, ensure your disclosures clearly describe the basis for the adjustment and disclose how the adjustment is calculated. Refer to Question 102.11 of the updated Non-GAAP Financial Measures Compliance and Disclosure Interpretations issued on May 17, 2016.

Response to Comment 2:

We respectfully acknowledge the Staff’s comment, and advise the Staff that the Company’s normalized long-term cash tax rate estimates the Company’s cash tax rate over a longer period of time than one or two fiscal years. In addition, the normalized long-term cash tax rate excludes the impact of transactions that the Company does not believe are representative of its operating results. The normalized long-term cash tax rate also takes into consideration a significant amount of amortization of goodwill expense that is not reflected in our GAAP tax provision, and includes longer term trends in the geographic mix of taxable income.

The Company believes that its current 30% normalized income tax rate is a reasonable estimate of the long-term effective cash tax rate under the Company’s global structure based on the statutory tax rates in the jurisdictions in which it operates. The Company notes that its GAAP tax provision can fluctuate as a result of changes in geographical mix of taxable income, the adoption of new accounting principles, and the impact of acquisitions. To illustrate this point, although the Company’s GAAP effective tax rate for the two most recent fiscal years has exceeded 35%, its fiscal 2014 GAAP effective tax rate was 18.8%, and its year to date fiscal 2017 GAAP effective tax rate as reported on the Company’s most recent Form 10-Q for the third quarter ended September 29, 2017, was 18.2%.

In future filings, the Company will ensure that its disclosure clearly describes the basis for the adjustment and discloses how the adjustment is calculated.

* * *

We acknowledge that the Company and its management are responsible for the adequacy and accuracy of their disclosures. We hope that the foregoing has been responsive to the Staff’s comments. Should you have any questions relating to any of the foregoing, please direct such questions to the undersigned at (786) 497-7820 or rramirez@thehackettgroup.com.

    Sincerely,

    /s/ Robert A. Ramirez

    Robert A. Ramirez

    Executive Vice President, Finance and Chief Financial Officer